

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68579

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aeris Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Boylston Street, 18th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Joncas	(617) 751-4017	dwj@aerispartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PUBLIC

OATH OR AFFIRMATION

I, David W. Joncas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aeris Partners LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

PUBLIC





Public

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 25, 2026

TO THE MEMBER OF
AERIS PARTNERS, LLC
500 Boylston Street, 18th Floor
Boston, MA 02116

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aeris Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2023.
Needham Heights, MA 02494



32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



December 31		2025

Assets

Current Assets:		
Cash and Cash Equivalents	$	10,475,318
Accounts Receivable		91,620
Prepaid Expenses and Other Current Assets		127,500
Total Current Assets		10,694,438
Operating Lease - Right of Use Asset		861,714
Property and Equipment; Net of Accumulated Depreciation		865,054
Security Deposits		57,414
Total Assets	$	12,478,620

Liabilities and Member's Equity

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	1,835,318
Operating Lease - Short Term Liability		543,529
Total Current Liabilities		2,378,847
Long-term Liability		
Operating Lease - Long Term Liability		714,660
Total Liabilities		3,093,507
Member's Equity		9,385,113
Total Liabilities and Member's Equity	$	12,478,620

The accompanying notes are an integral part of these financial statements   2



1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in merger and acquisition advisory and capital raising activities and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010. The LLC is a wholly owned subsidiary of Aeris International L.P. (the "Sole Member").

Revenue Recognition: The LLC recognizes its revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments. The various types of services provided by the LLC are as follows:

The LLC provides services under contracts with clients which include merger and acquisition advisory and capital raising activities noted above, as well as fairness-opinion services when requested by a client. Each of these services typically represents a separate performance obligation in contracts that contain more than one type of service. As indicated below, each performance obligation meets the criteria for either over-time or point-in-time revenue recognition. In addition, the LLC is typically reimbursed for certain professional fees and other expenses incurred, that are necessary in order to provide services to the client.

Merger and acquisition advisory and capital raising activities include, but are not limited to, providing strategic advice and assistance in analyzing, structuring, planning, negotiating, and effecting a transaction, identifying potential investors or merger-and-acquisition counterparties and providing financial forecasting for potential transactions. Typically, the LLC provides such advisory services to its clients to assist with corporate finance activities such as mergers and acquisitions and recapitalizations. Generally, the LLC considers the nature of its promises in its advisory contracts to comprise a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The LLC recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the LLC's advisory revenue is recognized at a point in time when a performance obligation represents a singular objective, generally the successful completion of a merger and acquisition or recapitalization transaction. Fixed fees specified in the LLC's contracts, which may include upfront fees or monthly retainers, are recognized on a systematic basis, as invoiced, over the period in which the related services are performed.

The LLC may, on occasion and upon request of a client, provide fairness opinion services in conjunction with and in the same contract as other transaction-related services. Fairness opinions are considered to be a separate performance obligation in such contracts because they could be obtained separately, and the LLC is able to fulfill its obligation to provide transaction-related advisory services independent from its promise to provide fairness opinion services. The LLC typically charges a separate, fixed fee for such fairness opinions that represents a standalone price for such opinion, and payments for such fees are due upon delivery of the opinion.

Cash and Cash Equivalents: The LLC's Cash and Cash Equivalents consists of cash on deposit, cash sweep accounts and money market funds.

Cash on deposit and cash sweep accounts are covered by FDIC insurance up to the $250,000 limit per customer at each FDIC-Insured bank that participates in the bank sweep program. At December 31, 2025, there was no cash on deposit exceeding the $250,000 limit.

The Company has INTRAFI Money Market Deposit Accounts (MMDA) which allows depositors to secure FDIC insurance on balances in excess of the $250,000 by splitting funds into sub-$250,000 increments and placing them across a network of banks.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. The allowance for doubtful accounts is estimated considering both the aging of accounts receivable and analyzed client's financial condition, position in industry, and management integrity. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.



Opening and closing balances for accounts receivable from contracts with clients consist of the following:

	December 31, 2025	January 1, 2025
Accounts Receivable	$ 91,620	$ 33,277

There is no allowance for doubtful accounts as of December 31, 2025.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. Although the LLC maintains cash in FDIC insured accounts with accredited financial institutions, account balances may at times exceed federally insured limits. The LLC maintains FDIC insured sweep accounts and monitors the credit standing of such financial institutions in order to limit credit risk. The LLC has not experienced any losses on deposits of cash and does not believe it is exposed to losses due to credit risk on cash. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its clients and generally requires no collateral to secure accounts receivable. The LLC reviews all accounts receivable balances to determine if an allowance for amounts which collection is considered to be doubtful is necessary. Consequently, the LLC believes that its exposure to losses due to credit risk on cash and accounts receivable is limited.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated as a disregarded entity of the Sole Member and, accordingly, its taxable income is allocated to the Sole Member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country. During the year ended December 31, 2025, the LLC did not incur any federal or state income tax.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2025. The LLC does not expect any material change in uncertain tax benefits within the next twelve months.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Furniture and Fixtures	7 Years
Leasehold Improvements	Life of Lease
Computer Equipment	3 Years

Lease Accounting: The LLC classifies leases as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a right-of-use ("ROU") asset representing the LLC's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

Impairment of Long-Lived Assets: It is required that long-lived assets, including property and equipment and operating lease right of use asset, be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets



to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025, the LLC has determined that there have been no significant events or changes in circumstances that would trigger impairment testing of the LLC's long-lived assets.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Recent Accounting Pronouncements: In November 2023, the Financial Accounting Standard Board issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The LLC conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the LLC is considered to be a single reportable segment. The Managing Member of the LLC serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the LLC operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of operations of this report.

Subsequent Events: Management has evaluated the possibility of subsequent events that may require disclosure in the LLC's financial statements through February 25, 2026, the date that the financial statements were available to be issued and has determined that there were no additional disclosures required.

2. Property and Equipment:

Property and equipment as of December 31, 2025 consists of the following:

	2025
Leasehold Improvements	$ 1,824,713
Furniture and Fixtures	404,680
Computer Equipment	31 771
	2,261,164
Less: Accumulated Depreciation	1,396,110
	$ 865,054

During 2021 and 2022, the LLC renovated a new leased office space. Costs incurred in relation to the design and construction of the renovation were capitalized (at cost) as Leasehold Improvements and subject to depreciation over the life of the lease.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2025, the LLC's net capital amounted to $8,039,702.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to .28 to 1 as of December 31, 2025.

The LLC does not hold client funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

4. Related Party Transactions:

The Sole Member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2025, fees incurred and paid by the LLC for the use of these systems amounted to $6,794.



PUBLIC

Due from Related Party is comprised of certain costs related to benefits, including medical, dental, short-term and long-term disability, paid on behalf of the Sole Member. As of December 31, 2025, there was no balance due from the Sole Member for these fees.

5. Operating Lease:

During 2021, the LLC entered into a new sublease agreement for its main office space. In accordance with Accounting Standards Codification 842 Leases ("ASC 842"), the LLC recognized a ROU asset of $2,797,438, net of incentives payments of $778,320 received from the lessor, based on the present value of then existing operating lease obligation. A corresponding lease liability of $3,575,758 was also recorded, calculated based on the present value of then existing operating lease obligation of $4,023,659 on the LLC's statement of financial condition.

ROU assets represent the LLC's right to use an underlying asset for the lease term and lease liabilities represent the LLC's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the LLC's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included four months of free rent and an annual increase of 2.5% up to the maturity date of April 2028, without an option to extend. The agreement does contain non-lease payments composed of common area maintenance ("CAM"), insurance and utilities. The LLC did not elect the practical expedient under ASC 842-10-15-37 and therefore, was able to separate CAM fees, insurance and utilities as non-lease component. CAM fees are adjusted annually based on the LLC's pro-rata share of the lessor's expenses to maintain the building.

The LLC also has a separate lease agreement for a temporary office space, with its lease term on a month-to-month basis. The LLC made an election to apply the short-term lease exception to leases with a term of one year or less. Therefore, the LLC did not record a ROU asset and lease liability for this short-term lease.

Other Information

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2025:

	2025
Operating Lease – Right of Use Asset	$ 861,714
Operating Lease - Short Term Liability	$ 543,529
Operating Lease - Long Term Liability	714,660
Total operating lease liabilities	$1,258,189

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$ 549,017
Weighted-average remaining lease term (year)	2.3
Weighted-average discount rate	3%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2025:

Year Ending December 31:	
2026	$ 640,456
2027	656,468
2028	221,892
	$ 1,518,816
Less: Interest	(260,627)
Present value of the lease liability	$ 1,258,189

6. Retirement Plan:

The LLC has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 and completed one year of service can voluntarily contribute to the plan. Employer contributions are discretionary and are determined and authorized by the LLC each plan year.



During the year ended December 31, 2025, the LLC did not make any employer contributions.

7. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2025, no amounts have been accrued related to such indemnification provisions.